                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       ________________________________

                                  SCHEDULE TO

                               (Amendment No. 3)

                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                        ________________________________

                             CHASE INDUSTRIES INC.
                      (Name of Subject Company (Issuer))

                         CHASE ACQUISITION CORPORATION
                         COURT SQUARE CAPITAL LIMITED
                     (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  161568-10-0
                     (CUSIP Number of Class of Securities)

                               Robert F. B. Logan
                                   President
                         Chase Acquisition Corporation
                               1209 Orange Street
                              Wilmington, DE 19801
                                 (561) 231-7490

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               Craig L. Godshall
                                    Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000
                        ________________________________

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 2, 2001 (as previously amended, the "Schedule TO"), relating to the offer by Chase Acquisition Corporation, a Delaware corporation (the "Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase (1) up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share (all issued and outstanding shares of such common stock, being referenced to herein as, the "Shares"), of Chase Industries Inc., a Delaware corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement for such Rights (as amended from time to time, the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 2, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13.

     Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     1. The section of the Offer to Purchase entitled "SPECIAL FACTORS-- Background of the Offer and the Proposed Merger; Contacts with the Company" is hereby amended and supplemented by adding the following at the end thereof:

                    "On January 18, 2001, the investment bankers for the Company and the Subcommittee tried to arrange a meeting for Mr. McWilliams and the potential third party bidder for the Company. Mr. McWilliams declined to participate in such a meeting based on his understanding of the type of offer that the potential third party bidder was proposing. The bidder was apparently willing to propose, or had proposed to the Company, a transaction where it would pay a flat price per share for the outstanding stock of the Company and pay an incremental amount based on the cash received, or tax benefits generated, from the sale of the Company's Leavitt Tube subsidiary. At some point in these discussions, the investment bankers for the Company explored whether Court Square and the Purchaser would purchase Leavitt Tube, subject to the right of the Company to continue to shop Leavitt Tube to other buyers. On Friday, January 19, 2001, the investment bankers for the Company and the Subcommittee requested another meeting with Mr. McWilliams. Mr. McWilliams, Mr. Corpening and Mr. Fogel were able to meet with investment bankers during the afternoon of January 19th. At the meeting, the investment bankers for the Company and the Subcommittee discussed in more detail some of the terms of the proposed third party bid. The bankers concluded that the bid had a potential to stockholders of up to $13 per share. Mr. McWilliams noted, without reviewing the details of the proposed offer, that it was based on information, including historical financial and projected financial information, that Court Square and the Purchaser had not been given access to.

                    On Sunday, January 21, 2001, Mr. McWilliams received a phone call from two investment bankers representing the purported third party offeror and discussed the details of their bid. They noted that their client planned to offer $11 a share plus 75% of the proceeds received, or tax benefits realized, from the sale of Leavitt Tube. They valued their total proposed consideration, including, the contingent portion, at $12 per share. They also noted that this proposal was based on projections given to the proposed offeror by the Company that indicated the Company's earnings before interest, taxes, depreciation and amortization for fiscal 2001 would be 10% below what Court Square and Purchaser had previously assumed, and that there was no recovery from this depressed level of performance through fiscal 2005. Mr. McWilliams noted that he had never seen any set of Company projections or heard any discussion involving management which could possibly rationalize such an extended period of poor performance.

                    On Monday, January 22, 2001, Mr. McWilliams received the following letter from the Subcommittee:

                             Mr. Robert D. Kennedy
                             2061 Ponus Ridge Road
                             New Canaan, CT  06840

                                January 22, 2001

               Thomas F. McWilliams
               Citicorp Venture Capital Ltd.
               399 Park Avenue
               14th Floor, Zone 4
               New York, New York  10043

                         I am writing this letter to you on behalf of myself and
               the other members of the Subcommittee of the Board of Directors of Chase Industries Inc., in our capacities as directors of Chase, in response to your letter of January 18, 2001. I will first say that we are all very disappointed with the manner in which you have conducted yourself in communicating with us during this process. We have conducted ourselves throughout this process in a manner consistent with our fiduciary duties with the best interest of the Chase Industries stockholders in mind. As you know, we have offered you, as a representative of Chase Acquisition Corporation, the opportunity to access the same information as has been made available to other parties in the process provided that you sign a confidentiality agreement. Our need to maintain confidential treatment of this information is based, in part, on our interest in protecting other recipients of such information to the extent they participate in an acquisition of Chase Industries. You and your attorney determined that, given your filing status, this was not something you were willing to do despite our offer to agree on a mutually acceptable short nondisclosure period (providing us 24 hours advance notice of your intended disclosure so that we could comply with our disclosure requirements under the federal securities laws). Rather than communicating back to us to pursue a resolution of this matter, we received your letter of January 18.

                         As you know, we have been engaged in serious
               discussions with a third party who had delivered a letter proposing an alternative transaction. In fact, as was communicated to you in general terms on January 16 and more specifically on January 19 by our financial advisors, this third party has made an offer to acquire 100% of the outstanding stock of the Company at a substantial premium (i.e., $11.00 per share plus 75% of the net proceeds and tax benefits from the sale of Leavitt, which we estimate will result in a total purchase price of between $12.00 and $13.00 per share) to the price which you have offered. However, your letter of January 18 indicates that you are not willing to support this higher offer, and you confirmed this to our financial advisors on January 19. In fact, I understand that on January 19 you stated to our financial advisors that you were not prepared to sell your shares unless the per share price was in the high teens or low twenties, yet you believe Chase Acquisition's tender offer price of $10.50 a share is fair to the other Chase Industries' stockholders. This position is not only contradictory, but also puzzling. As stated in Chase Acquisition Corporation's Schedule TO, (i) you have been critical of the Board's efforts to consider and implement alternatives to create value for all stockholders and (ii) your initial proposal to defer announcement was to enter into an agreement at $10.50 per share that allowed the Company to actively solicit and accept a higher offer. Now, the Board has brought a higher offer to the table, which clearly creates value for all stockholders yet your position is to refuse to support or even consider this offer and attempt to proceed with your lower offer.

                         We are not prepared to support or recommend to the
               Chase Industries stockholders that they tender their shares in response to Chase Acquisition Corporation's offer. However, we would be willing to reevaluate the offer if Chase Acquisition Corporation (i) increases its offer price and (ii) provides adequate assurance and modifications to the offer to address deficiencies, including significant deficiencies in the financing and assurance of the merger consideration, that we perceive in the offer (these deficiencies were communicated to you initially on January 10 and to date you have not cured these deficiencies). In furtherance of your efforts to do so, enclosed is the information which you have requested that was provided to the third party who made the higher offer. As you are unwilling to cause Court Square Capital Limited and Chase Acquisition Corporation to provide to Chase Industries a confidentiality agreement as requested and you have asserted that, as a director of Chase Industries, you are entitled to this information, this information is being provided to you in your capacity as a director of Chase Industries. We remind you that this information is non-public information and, as you are a director of Chase Industries, you owe a duty of confidence to Chase Industries with respect to this information.

                         As the Subcommittee continues to conducts its process
               of evaluating a course of action with the interest of the Chase Industries stockholders in mind, I sincerely hope that you will act accordingly as well.

                                    Very truly yours,

                                    /s/ ROBERT D. KENNEDY

                                    Robert D. Kennedy

               RDK/nfm

               cc:  Martin V. Alonzo
                    William Comfort
                    Charles Corpening
                    Raymond E. Cartledge
                    John R. Kennedy
                    William Toller

                    On the evening of Monday, January 22, 2001, Mr. Corpening contacted the investment bankers for the Company and the Subcommittee on behalf of Court Square and the Purchaser and requested a copy of third party offeror's proposal letter of January 15, 2001. A copy of the letter was provided to Mr. Corpening that evening. On January 23, 2001, Court Square, the Purchaser and the Company agreed upon the terms of a confidentiality agreement, which was executed and delivered on January 24, to cover materials provided to Court Square or Purchaser, including the materials previously provided to Mr. McWilliams by Mr. Kennedy's letter of January 22. On January 24, 2001, the Company also granted permission to PNC to allow PNC's representatives assisting the Purchaser in connection with the Purchaser's financing to have access to PNC's personnel associated with the Company's PNC credit facility and information in the possession of PNC regarding the Company. A meeting also has been scheduled for Friday, January 26, 2001, between the Purchaser and its representatives and management of the Company to review the financial information provided to Court Square and the Purchaser.

                    On January 25, 2001, the Company announced that the Company Board had recommended that the holders of Shares reject the Offer.

                    During the morning of January 26, 2001, the Company, Court Square and the Purchaser and their respective representatives met to discuss the materials provided earlier in the week.

                    On January 26, 2001, Court Square and the Purchaser delivered the following letter to Mr. Kennedy:

                            Court Square Capital Ltd.
                                 399 Park Avenue
                               14th Floor, Zone 4
                               New York, NY 10043


                                January 26, 2001

              Via Telecopy
              ------------

              Robert D. Kennedy
              2061 Ponus Ridge Road
              New Canaan, CT 006840

              Dear Mr. Kennedy:

                        I am writing in response to your letter to me dated
              January 22, 2001 and the statements attributed to you in the press release issued on January 25, 2001. There are a number of inaccuracies in these documents, both minor and otherwise. I would like to review with you a number of these issues.

              COMPANY INFORMATION
              -------------------

                        For the record, we want you to understand the
              discussions regarding our access to Company information. We have repeatedly asked throughout this process that we be given the same information and access that any other potential bidder is given. We obviously have not been given that information and access on a timely basis. It was not until January 17th, days after another bidder had received information, had plant tours and management meetings and made a non-binding proposal, that we even received a draft confidentiality agreement.

                        The tender offer rules require bidders, in this case
              Court Square Capital Ltd. and Chase Acquisition Corporation, to amend their filings "reporting promptly any material changes in the information" set forth in previous filings. We have consistently informed your representatives that, depending on the materiality of the information provided to us, we may be required to amend promptly the filings we have made with the Securities and Exchange Commission to include the information provided.

                        The Company's response to these two concerns has been
              perplexing. Whether by providing us a draft confidentiality agreement prohibiting us from filing information with the Securities and Exchange Commission for weeks or providing material to us as directors (and so subject to a duty of confidentiality), we were repeatedly placed in a position over the past ten days where we could receive confidential information only in circumstances where we may have been required to violate the tender offer rules. It took until January 23rd for the Company to agree to an arrangement consistent with both the securities laws and a fair process.

              NON-BINDING PROPOSAL
              --------------------

                        We learned more details about the proposed third party
              offer on January 19th and in a phone call on January 21st, we received a copy on January 22. It does not take a lot of analysis to dismiss this "non-binding proposal." The proposal is subject to due diligence without any discussion of the work required or time frame for diligence; the proposal is subject to financing documentation, which presumably means it is subject to financing, without any indication on where the bidder is in procuring financing; the proposal is subject to approval by the third party's board; and most importantly, the proposal is conditioned on the sale of Leavitt Tube. As you may recall, the Board discussed the sale of Leavitt Tube in March; management eventually hired an investment banker in November to effect a sale; and as we speak near the end of January, Leavitt Tube still has not been sold. In short, the Company has obtained a soft letter of interest conditioned upon a sale of a subsidiary that has had disappointing results, that is in an industry plagued by overcapacity, and where in fact management has been trying to sell Leavitt Tube for over a year. We understand from the Company's investment banker that a third party has expressed some degree of interest in the acquisition of Leavitt Tube. We cannot imagine how long it would take to have the buyer of Leavitt Tube and a buyer of the Company negotiate the allocation of liabilities, the indemnification the buyer of Leavitt Tube could expect from the Company and similar topics raised in the sale of a subsidiary. It is a process without a timetable, rife with opportunities for either party, the purported bidder for Leavitt or the purported bidder for the Company, to revisit their non-binding proposals. We believe both this indication of interest and the manner in which it has been handled reflect poorly on the Board.

                        In discussing this proposal, you have also asserted that
              I have said Court Square will not sell its shares at a price lower
                                       ----
              than the high teens or the low twenties. Your assertion is, at best, mistaken. I was clearly and simply expressing my desired exit range. We are a long-term investor. Our original investment in Chase was in 1990. We have offered to purchase all the shares of Chase at $10.50 per share in a two-stage transaction. Given our long-term orientation, selling at a modest markup to $10.50 a share is simply not attractive. We have not tried to block or discourage the Board or the Subcommittee from exploring alternatives, but from the beginning, we have been very skeptical whether this exploration would produce a proposal attractive to all stockholders. The last several weeks have validated our skepticism.

              TERMS OF OUR OFFER
              ------------------

                        Finally, you stated that you and the other members of
              the Subcommittee are not prepared to support or recommend our offer unless we increase our price and address deficiencies in the financing and assurance of merger consideration. To make sure we understand each other, I just want to repeat that you are asking us to raise our price when, until January 24, we have not been in a position to review information which other potential interested parties have been provided. On January 24 we reviewed two divergent sets of projections, without any explanation as to which set management believes is the most reasonable case, and where one set of projections predicts results for the Company that are materially below any other set of projections we have ever seen generated by the Company. It was not until January 26 that we had a chance to meet with management to discuss these materials. We still have not heard a reasonable explanation for the lower projections.

                        You also want us to address perceived deficiencies in
              financing when, as we have informed your bankers, the most effective way would be to allow our lenders to talk to the Company's lenders. January 23rd, eight days before expiration of the offer, the Company finally agreed to our request. We also note that the Company has not provided information in a timely manner to our mutual bank, as requested on January 15, in response to these asserted deficiencies.

                        Finally, you also have repeatedly stated that we have
              made no assurance of the price or the terms of the merger we have proposed after the tender offer. We believe you have taken these statements completely out of context. The only references in the Offer to anything other than $10.50 in cash are in the context of a negotiated transaction with the Company, in this case the Subcommittee, where presumably the Subcommittee negotiated for these adjusted terms.

                        As should be apparent from this letter, we are very
              disappointed in the process conducted by the Company and the Subcommittee over the last month, and have lost confidence in their ability to represent the best interests of all shareholders.


                                       Very truly yours,

                                       /s/ THOMAS F. McWILLIAMS

                                       Thomas F. McWilliams

              cc:  Martin V. Alonzo
                   Raymond E. Cartledge
                   John R. Kennedy
                   William Toller"

    2. The section of the Offer to Purchase entitled "SPECIAL FACTORS-- Financial Projections" is hereby amended and supplemented by adding the following after the second paragraph of such section:

                    "On or about January 22, 2001, Court Square and the Purchaser received the following financial projections from the
          Company:

CONSOLIDATED FINANCIAL SUMMARY

                   Historical FYE 12/31,                       Projected FYE 12/31,
($ in
 millions,
 except per
 share data)     1997      1998      1999     2000 (1)      2001      2002      2003      2004      2005
--------------------------------------------------------------------------------------------------------
INCOME STATEMENT  DATA

Revenues
 Case 1        $487.8    $433.4    $391.5      $401.0     $385.9    $415.4    $449.2    $482.7    $510.9
 Case 2                                         401.0      385.9     414.5     441.7     468.7     496.0

EBITDA
 Case 1 (2)(3)   53.0      46.3      43.7        42.9       36.0      39.3      52.8      64.8      71.1
 Case 2                                          42.9       36.0      38.4      45.5      51.1      56.7

EBIT
 Case 1 (2)      43.1      35.4      32.1        30.3       23.2      24.5      37.4      48.9      54.8
 Case 2                                          30.3       23.2      23.6      30.1      35.3      40.4

Net Income
 Case 1 (4)      23.8      20.0      19.2        17.9       14.2      15.3      24.5      33.2      38.8
 Case 2                                          17.9       14.2      14.8      19.8      24.4      29.1

Diluted EPS
 Case 1        $ 1.54    $ 1.28    $ 1.25      $ 1.17     $ 0.92    $ 1.00    $ 1.59    $ 2.16    $ 2.53
 Case 2                                          1.17       0.92      0.96      1.29      1.58      1.89

CASH FLOW DATA
Capital
 Expenditures
 Case 1          15.8      15.2      34.9        19.8       50.6       9.6       8.9       6.0       9.5
 Case 2                                          19.8       50.6       9.6       8.9       6.0       9.5
--------------------------------------------------------------------------------------------------------

(1) Latest estimate (January 5, 2001).
(2) Excludes pre-tax lower of cost-or-market inventory writedowns of $6.8 million and $0.9 million in 1998 and 1999, respectively.
(3) Includes all expenses related to synthetic lease, including amortization of $1.2 million for all years presented.
(4) Excludes after-tax lower of cost-or-market inventory writedowns of $4.2 million and $0.6 million in 1998 and 1999, respectively.

CASE 1 FORECAST

                          Historical FYE 12/31,                            Projected FYE 12/31,
($ in millions,
 except per share
 data)                1997       1998         1999       2000 (1)       2001        2002         2003       2004       2005
---------------------------------------------------------------------------------------------------------------------------
BUCKEYE CBCC
Revenues            $332.3     $287.9       $268.3        $286.0      $278.0      $304.0       $333.2     $362.4     $386.1
 Growth                 --      (13.4%)       (6.8%)         6.6%       (2.8%)       9.4%         9.6%       8.8%       6.5%

EBITDA (2) (4)        40.3       37.3         38.4          37.8        27.7        32.1         44.7       56.3       62.1
 Margin               12.1%      13.0%        14.3%         13.2%       10.0%       10.6%        13.4%      15.5%      16.1%
 Growth                 --       (7.4%)        2.9%         (1.5%)     (26.7%)      15.9%        39.1%      25.9%      10.3%

EBIT (2)              35.3       31.6         32.1          31.1        20.6        22.9         35.1       46.4       52.0
 Margin               10.6%      11.0%        12.0%         10.9%        7.4%        7.5%        10.5%      12.8%      13.5%
 Growth                 --      (10.5%)        1.6%         (3.0%)     (33.8%)      11.2%        53.1%      32.1%      12.1%

Capital
 Expenditures         11.6       11.5         31.1          17.5        48.6         8.1          7.4        4.5        8.0

BUCKEYE LT
Revenues            $155.4     $145.6       $123.2        $115.0      $107.9      $111.4       $116.0     $120.3     $124.8
 Growth                 --       (6.4%)      (15.4%)        (6.7%)      (6.2%)       3.2%         4.1%       3.7%       3.7%

EBITDA (3)            12.8        9.6          7.2           5.1         8.3         7.2          8.1        8.5        9.0
 Margin                8.2%       6.6%         5.8%          4.4%        7.7%        6.5%         7.0%       7.1%       7.2%
 Growth                 --      (25.0%)      (25.0%)       (29.4%)      63.2%      (13.3%)       12.5%       4.9%       5.9%

EBIT (3)               7.9        4.5          1.7          (0.8)        2.6         1.6          2.3        2.5        2.8
 Margin                5.1%       3.1%         1.4%         (0.7%)       2.4%        1.4%         2.0%       2.1%       2.2%
 Growth                 --      (43.0%)      (62.2%)      (148.5%)      NM         (38.5%)       43.7%       8.7%      12.0%

Capital
 Expenditures          4.2        3.7          3.8           2.3         2.0         1.5          1.5        1.5        1.5
---------------------------------------------------------------------------------------------------------------------------

(1) Latest estimate (January 5, 2001).
(2) Excludes pre-tax lower of cost-or-market inventory writedowns of $3.2 million in 1998.
(3) Excludes pre-tax lower of cost-or-market inventory writedowns of $3.6 million in 1998 and $0.9 million in 1999, respectively.
(4) Includes all expenses related to synthetic lease, including amortization of $1.2 million for all years presented.

CASE 2 FORECAST

                                 Historical FYE 12/31,                        Projected FYE 12/31,
($ in millions, except
 per share
 data)                        1997       1998        1999       2000 (1)       2001        2002        2003       2004       2005
------------------------------------------------------------------------------------------------------------------------------------
BUCKEYE CBCC
Revenues                     $332.3     $287.9      $268.3        $286.0      $278.1      $303.1      $325.7     $348.4     $371.2
 Growth                         --      (13.4%)      (6.8%)         6.6%       (2.8%)       9.0%        7.5%       7.0%       6.6%

EBITDA (2) (4)                 40.3       37.3        38.4          37.8        27.7        31.2        37.4       42.6       47.7
 Margin                        12.1%      13.0%       14.3%         13.2%       10.0%       10.3%       11.5%      12.2%      12.9%
 Growth                         --       (7.4%)       2.9%         (1.5%)     (26.7%)      12.5%       20.0%      14.0%      11.9%

EBIT (2)                       35.3       31.6        32.1          31.1        20.6        22.0        27.8       32.8       37.6
 Margin                        10.6%      11.0%       12.0%         10.9%        7.4%        7.2%        8.5%       9.4%      10.1%
 Growth                          --      (10.5%)       1.6%         (3.0%)     (33.8%)       6.6%       26.6%      17.9%      14.9%

Capital Expenditures           11.6       11.5        31.1          17.5        48.6         8.1         7.4        4.5        8.0

BUCKEYE LT
Revenues                     $155.4     $145.6      $123.2        $115.0      $107.9      $111.4      $116.0     $120.3     $124.8
 Growth                          --       (6.4%)     (15.4%)        (6.7%)      (6.2%)       3.2%        4.1%       3.7%       3.7%

EBITDA (3)                     12.8        9.6         7.2           5.1         8.3         7.2         8.1        8.5        9.0
 Margin                         8.2%       6.6%        5.8%          4.4%        7.7%        6.5%        7.0%       7.1%       7.2%
 Growth                          --      (25.0%)     (25.0%)       (29.4%)      63.2%      (13.3%)      12.5%       4.9%       5.9%

EBIT (3)                        7.9        4.5         1.7          (0.8)        2.6         1.6         2.3        2.5        2.8
 Margin                         5.1%       3.1%        1.4%         (0.7%)       2.4%        1.4%        2.0%       2.1%       2.2%
 Growth                          --      (43.0%)     (62.2%)      (148.5%)      NM         (38.5%)      43.7%       8.7%      12.0%

Capital Expenditures            4.2        3.7         3.8           2.3         2.0         1.5         1.5        1.5        1.5
------------------------------------------------------------------------------------------------------------------------------------

(1) Latest estimate (January 5, 2001).
(2) Excludes pre-tax lower of cost-or-market inventory writedowns of $3.2 million in 1998.
(3) Excludes pre-tax lower of cost-or-market inventory writedowns of $3.6 million in 1998 and $0.9 million in 1999, respectively.
(4) Includes all expenses related to synthetic lease, including amortization of $1.2 million for all years presented.

                  Case 1 assumes that U.S. and Canada brass rod consumption grows at a compound annual rate of 3.5%. Between 1990 and 1998, U.S. and Canada brass rod consumption grew at a compound annual rate of 5%, while the gross domestic product (GDP) averaged 3%. Case 2 assumes that U.S. and Canada brass rod consumption grows at a compound annual rate of 2.2%, which was the compound annual growth rate for the period between 1980 and 2000.

                  In addition, the Company provided information indicating that the free cash flow for Leavitt Tube (prior to capital expenditures) is expected to be in excess of $14.5 million for calendar year 2001."

                                   SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 26, 2001 that the information set forth in this statement is true, complete and correct.

                    SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              CHASE ACQUISITION CORPORATION

                              By:  /s/ Charles E. Corpening
                                   ------------------------
                                Name: Charles E. Corpening
                                Title:  Vice President

                              COURT SQUARE CAPITAL LIMITED

                              By:  /s/ Charles E. Corpening
                                   ------------------------
                                Name: Charles E. Corpening
                                Title:  Vice President

                    SCHEDULE 13D

                              CITICORP BANKING CORPORATION

                              By:  /s/ William Wolf
                                   ----------------
                                Name: William Wolf
                                Title:  Senior Vice President

                              CITICORP

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                Name: Joseph B. Wollard
                                Title:  Assistant Secretary

                              CITIGROUP HOLDINGS COMPANY

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                Name: Joseph B. Wollard
                                Title:  Assistant Secretary

                              CITIGROUP INC.

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                Name: Joseph B. Wollard
                                Title:  Assistant Secretary

                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(1)(A)+      Offer to Purchase, dated January 2, 2001.
(a)(1)(B)+      Letter of Transmittal.
(a)(1)(C)+      Notice of Guaranteed Delivery.
(a)(1)(D)+      Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and other Nominees.
(a)(1)(E)+ Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+ Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)+      Summary Advertisement published January 2, 2001.
(b)(1) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to
                Exhibit 4 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(b)(2) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to
                Exhibit 5 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(c)             Not applicable.
(d)(1) Exchange Agreement dated November 4, 1994, by and between the Company and CVC (incorporated by reference to Exhibit 8 on
                Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(2) Voting Agreement dated November 4, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to
                Exhibit 6 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(3) Registration Rights Agreement dated November 10, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(4) Contribution Agreement dated as of December 18, 2000, by and between Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(e)             Not applicable.
(f)+            Section 262 of the Delaware General Corporation Law (included as
                Schedule II to the Offer to Purchase filed herewith as Exhibit
                (a)(1)(i)).
(g)             Not applicable.
(h)             Not applicable.
--------------------
+      Previously filed.